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SEC FILE NUMBER
8-46579

ANNUAL REPORTS
FORM X-17A-5
PART III

FOCUS N

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transactiondrivers LLC DBA Kane & Company

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Manning Avenue
(No. and Street)

Los Angeles	CA	90024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Kane	(310) 441-5263	MichaelKane@Kaneco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way #168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transactiondrivers LLC DBA Kane & Company, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THE APPROPRIATE NOTARY FORM IS ATTACHED!

Signature: [signature]

Title: Managing Partner

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles } ss.

Subscribed and sworn to (or affirmed) before me on this 09 day of Feb, 2024, by Michael Kane, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LISSA RODRIGUEZ
COMM. # 2471720
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. NOV. 14, 2027

Lissa Rdz
NOTARY'S SIGNATURE

PLACE NOTARY SEAL IN ABOVE SPACE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER ____________ TITLE(S)
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER: ____________

DESCRIPTION OF ATTACHED DOCUMENT

Annual reports Form X-17A-5
TITLE OR TYPE OF DOCUMENT

2
NUMBER OF PAGES

N/A
DATE OF DOCUMENT

OTHER

ABSENT SIGNER (PRINCIPAL) IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

RIGHT THUMBPRINT OF SIGNER

Top of thumbprint here

TransactionDrivers LLC dba Kane & Company Report Pursuant to Rule 17a-5 (d) Financial Statements For the Year Ended December 31, 2023

CONFIDENTIAL TREATMENT REQUESTED

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To members of TransactionDrivers, LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of TransactionDrivers, LLC as of December 31, 2023, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TransactionDrivers, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TransactionDrivers, LLC's management. Our responsibility is to express an opinion on TransactionDrivers, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TransactionDrivers, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of TransactionDrivers, LLC's financial statements. The supplemental information is the responsibility of TransactionDrivers, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as TransactionDrivers, LLC's auditor since 2022.

Sugar Land, Texas

February 7, 2024

TransactionDrivers LLC dba Kane & Company

Year Ended December 31, 2023

CONTENTS

Report of Independent Registered Accounting Firm

Financial Statements:
- Statement of Financial Condition
- Statement of Operations
- Statement of Changes in Members' Equity
- Statement of Cash Flows
- Notes to Financial Statements

Supplemental Information:
- Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1
- Schedule II, Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
- Schedule III, Information Relating to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3

Exemption Provisions:

Report of Independent Registered Public Accounting Firm
Management Assertions

TransactionDrivers LLC dba Kane & Company

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash		$ 177,657
Other Current Asset		
Furniture and Equipment		
Furniture and fixtures	$ 7,880	
Office equipment	76,733	
	84,229	
Accumulated depreciation	(34,550)	
Net furniture and equipment		50,063
Total assets		$ 227,720

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	2,895	
Total Liabilities		$ 2,895
Members' equity		224,825
Total liabilities and members' equity		$ 227,720

The accompanying notes are an integral part of these financial statements.

TransactionDrivers LLC dba Kane & Company

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2023

Revenues:		
Fee-based income (Consulting)	$ 0	
Reimbursed Expenses	0	
Total revenue		$ 0
Expenses:		
Pension Expense	5,000	
Travel and lodging	46,185	
Professional fees	34,334	
Dues, publications, continuing education, license fees	15,949	
Advertising, promotion, meals, and entertainment	8,847	
Vehicles	1,183	
Office supplies/postage and delivery	4,983	
Regulation expense	7,380	
Telecommunications	5,064	
Information Services	4,499	
Insurance	322	
Taxes (CA State, LA City)	1,569	
Bank Service Charges	194	
Depreciation	18,762	
Total expenses		154,521
Income (loss) before taxes		(154,521)
Income tax expense		0
Net income (loss)		$ (154,521)

The accompanying notes are an integral part of these financial statements.

TransactionDrivers LLC dba Kane & Company

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2023

Members' equity, beginning of year	$ 328,955
Net income (loss)	(154,521)
Distributions	(0)
Contribution of Capital	50,391
Members' equity, end of year	$ 224,825

TransactionDrivers LLC dba Kane & Company

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:	
Net income (loss)	$ (154,521)
Adjustments to reconcile Net Income to Net Cash	(17,113)
Net cash flows used by operating activities	(171,634)
Cash flows from investing activities:	
Depreciation	18,762
Net cash flows used by investing activities	18,762
Cash flows from financing activities:	
Members' Draw	(0)
Members' Capital Contribution	50,391
Net cash flows provided by financing activities	50,391
Net cash decrease	(102,481)
Cash at beginning of year	280,138
Cash at end of year	$ 177,657

SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments for:

Income taxes	$ 800
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

TransactionDrivers LLC dba Kane & Company

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a FINRA member. The Company was formed under the laws of the State of California, maintaining an office in Los Angeles, California.

The Company's revenues consist of fees for advisory services for mergers and acquisitions, other strategic financial transactions, financial operating consulting to build or preserve equity value unrelated to securities business, and reimbursed expenses.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

Preparing financial statements conforming to U.S. generally accepted accounting principles requires using management's estimates. Actual results could differ from those estimates, and such differences could be material.

Revenue Recognition

The Company provides advisory services to assist clients in planning, preparing, and executing strategic financial transactions, including mergers and acquisitions, strategic partnerships, long-term financing, and balance sheet restructuring. The Company receives success fees for these financial advisory investment banking services. The Success Fees are received under the terms of the agreement and earned upon success.

Consulting is offered to assist companies in achieving improved financial operating performance to increase realizable value in any equity transaction. Consulting fees are invoiced weekly or monthly under agreements with the client. They are recognized in the period billed, corresponding to the Company's completion of its performance obligations. The firm earned no Consulting fees for the year ended December 31, 2023.

Retainer fees secure the Company's commitment to a client project of any kind, are paid in advance of the provision of services, and are recognized upon receipt as Unearned revenues. Unearned revenues are credited to revenues upon completion of any related performance obligations or disengagement under the agreement. For the year ended December 31, 2023, the Company credited no revenues as unearned revenue because there were no active client engagements.

Reimbursed expenses are recognized when billed as stipulated in the respective agreements. In all cases, revenue recognition is subject to satisfying realization criteria. The Company credited no revenues to reimbursed expenses because there were no active client engagements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Furniture and Equipment

Furniture and equipment are depreciated using the straight-line method over useful lives of generally five years, and as of December 31, 2023, an undepreciated balance of $50,063 was recorded. The depreciation expense amounts to $18,762 at December 31, 2023.

INCOME TAXES

As a limited liability company, the earnings and losses will be included in the personal income tax returns of the members and taxed depending on their personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, except for the California minimum tax. The Company's filed Federal and California income tax returns are subject to examination by the taxing authorities for three and four years after being filed.

LEASES

The Company has no arrangements subject to ASC 842; therefore, adopting ASC 842 did not significantly affect the Company's financial statements for the year ended December 31, 2023.

(2) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date the financial statements were available for issuance. No transactions or events were found requiring recognition in the financial statements.

(3) NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, which shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate daily; however, as of December 31, 2023, the net capital was $174,762, which exceeded the required minimum capital by $169,762. The aggregate indebtedness to net capital ratio was 0.17 to 1, which is less than the 15 to 1 maximum allowed.

(4) RELATED PARTY TRANSACTIONS

In 2023, the Company engaged Manning Financial, Inc. for monthly administration (ministerial), bookkeeping, vendor screening, web development project management, human resources, and promotional services. A Member of the Company owns Manning Financial, Inc.. During the year ended December 31, 2023, the Company paid $25,000 for these services, included in

professional fees on the statement of operations. Members provide the Company's office space at no cost and have formally waived reimbursement. The scope and terms of certain related party transactions may differ from those that would result in transactions among wholly unrelated parties.

(5) INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company. The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax in California. The Company files its tax returns using the cash method of accounting. As of December 31, 2023, the Company recorded the California minimum tax of $800.

(6) ACCOUNTS RECEIVABLE

Accounts receivable are fees billed but not yet received and are recorded at net realizable value. Should any amounts become uncollectible, these would be charged to operations when Management makes that determination. At December 31, 2023, the Company had no accounts receivable.

(7) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in preparing financial statements under GAAP in the United States. The ASC incorporates new accounting pronouncements by issuing Accounting Standards Updates ("ASUs").

For the year ending December 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require the Company to reflect their provisions in the financial statements for the year that ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each pronouncement and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company, and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(8) EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) plan and a cash balance defined benefit plan ("Plan") for eligible employees.

401(k) Profit Sharing Plan

The 401k covers Members and substantially all employees meeting specific eligibility requirements. Participants may contribute a portion of their compensation to the 401k, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company may make discretionary contributions to the 401k. The Company was also not required to and did not contribute to this Plan for the year ended December 31, 2023.

Defined Benefit Pension Plan

The Company established the Plan on January 1, 2018. To participate in the Plan, an employee must have completed at least two years of service and have attained the age of twenty-one years. Expressly excluded from the Plan are all employees except those not excluded by name, collectively bargained employees, non-restricted aliens who receive no compensation from the Employer, which constitutes US source income, and leased employees. The Plan contributes amounts determined by current regulations, plan provisions, and actuarial assumptions each year. This provision is only limited by Internal Revenue Code Section 401(a)(17). The Company contributes to the Plan up to the amounts allowed under the Internal Revenue Code. A Member is the trustee of Plan assets. The trustee has the sole discretion to invest Plan assets. The Company does not reflect the Plan's overfunded status as a company asset as they have no intention to utilize such funds for company purposes. The Company expenses payments as made, but no contributions were necessary for the year ended December 31, 2023.

(8) EMPLOYEE BENEFIT PLANS, continued

The annual measurement date is December 31 for the Plan benefits. The following table provides estimated information, in the absence of the actuarial report not available until June or July of 2024, about the benefit obligation, plan assets, and the funded status of the Plan benefits as of December 31, 2023.

Projected benefit obligation at December 31, 2023	$	(900,000)	Funding Target
Fair value of plan assets at December 31, 2023		904,712	
Funded status (overfunded)	$	4,712	
Accumulated benefit obligation at December 31, 2023	$	900,000	
Employer contributions from inception through 2023	$	842,500	
Participant contributions	$	0	
Benefits paid	$	0	
Net periodic pension cost for the fiscal year service cost	$	2,500	
Pre and post-retirement discount rate		5.0%	

The Plan's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on Plan sponsor contributions as a source of benefit security. The Plan's investment strategy is designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation ranges by major asset classes are central to the investment policy. The target allocations aim to ensure Plan assets are invested to protect assets and provide long-term growth. By protecting Plan assets and providing long-term growth, the Plan seeks to maximize the amounts available to provide benefits without undue risk. Also considered are the weighted average return of a capital markets model and historical returns on comparable equity, debt, and other investments.

The overall investment strategy is to achieve diversification through a balance of growth equities and ETFs in the near term, shifting in the longer term to income mutual funds, fixed-income bonds/Treasury bills, and private debt funds.

TransactionDrivers LLC dba Kane & Company

NOTES TO FINANCIAL STATEMENTS CONTINUED

DECEMBER 31, 2023

(8) EMPLOYEE BENEFIT PLANS, continued

The fair values of the Plan assets at December 31, 2023, by asset category are as follows:

Fair Value Measurements at December 31, 2023, by asset category

Asset Category	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)
Cash, BDP & MMFs	$ 16,536	$ 16,536	$ 0
Govt. Securities	758,004	758,004	
Large Cap Equities	0	0	0
Alternatives	130,172	130,172	0
Total	$904,712	$904,712	$ 0

(9) CONTINGENCIES

The Company maintains bank accounts at commercial financial institutions. The accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") for up to $250,000 or by the Securities Investor Protection Corporation ("SIPC") for up to $500,000. The Company has not experienced any losses in such accounts, and management believes that it has placed its cash on deposit with financial institutions that are financially stable.

(10) Revenue Concentration

The firm recognized no revenue for the year ended December 31, 2023. Revenue concentration is typical relative to the Company's multi-decade operating history of immersive focus on individual corporate clients.

TransactionDrivers LLC dba Kane & Company

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2023

Total members' equity from statement of financial condition			224,825
Less non-allowable assets			
Property, Plant, and Equipment	50,063		
Net Capital		$	174,062

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	193
Minimum dollar net capital required	$	5,000
Net capital requirement (greater than the above two figures)	$	5,000
Excess net capital	$	169,762

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$	2,895
Ratio of aggregate indebtedness to net capital		0.17 to 1

There was no material difference between the net capital computation and the net capital computation shown on the Company's most recently filed unaudited Form X-17-A Part IIA report dated December 31, 2023.

See report of independent registered public accounting firm.

TransactionDrivers LLC dba Kane & Company

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2023

Information Relating to Possession or Control Requirements for Brokers and Dealers does not apply to the Company, as the Company is not subject to the provisions of Rule 15c3-3. The Company does not hold customer funds or securities as its business activities are financial advisory M&A and strategic financial operating consulting services. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm.

TransactionDrivers LLC dba Kane & Company

Schedule III

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2023

The Computation for Determination of the Reserve Requirements does not apply to the Company, as the Company is not subject to the provisions of Rule 15c3-3. The Company does not hold customer funds or securities as its business activities are financial advisory M&A and strategic financial operating consulting services. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm.

TransactionDrivers LLC dba Kane & Company
Report on Exemption Provisions
Report Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2023

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
TransactionDrivers LLC DBA Kane & Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TransactionDrivers LLC DBA Kane & Company states that (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively (1). Receiving transaction-based compensation for advisory services for mergers and acquisitions and other strategic financial transactions, and (2). Receiving consulting-based compensation for financial operating consulting in accordance with the requirement of (a) or (b) of Rule 15c2-4, and the Company (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. TransactionDrivers LLC DBA Kane & Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TransactionDrivers LLC DBA Kane & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

February 7, 2023

TransactionDrivers LLC dba Kane & Company Exemption Report

TransactionDrivers LLC dba Kane & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company prepared the Exemption Report as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for advisory services for mergers and acquisitions, and other strategic financial transactions, and; (2) receiving consulting-based compensation for financial operating consulting under the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TransactionDrivers LLC dba Kane & Company

I, Michael Kane, swear (or affirm) that this Exemption Report is true and correct to my best knowledge and belief.

By: Michael Kane,
Title: **Managing Partner**

February 7, 2024